June 27, 2014

VIA EDGAR AND FACSIMILE

PRIVATE AND CONFIDENTIAL

Tia L. Jenkins
Senior Assistant Chief Accountant
   Office of Beverages, Apparel, and Mining
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Dear Ms Jenkins:

Re:	Agnico Eagle Mines Limited
Form 40-F for the Year Ended December 31, 2013
Filed March 26, 2014
Your File No. 001-13422

We are writing to respond to the comments set forth in the comment letter dated June 13, 2014 (the “Comment Letter”) of the Staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) relating to the Annual Report on Form 40-F for the Fiscal Year Ended December 31, 2013 filed by Agnico Eagle Mines Limited (the “Company”) with the SEC on March 26, 2014 (the “Form 40-F”).

For your convenience, the text of Staff’s comments is set out below and is followed by the Company’s responses to such comments.  Capitalized terms in the Form 40-F and used in the following response without definition shall have the meanings specified in the Form 40-F.

Form 40-F for the Year Ended December 31, 2013
Exhibit 99.3 — Management’s Discussion and Analysis
Non-US GAAP Financial Performance Measures, page 34
Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne, page 34

1.             We note you present the non-GAAP measures of total cash costs per ounce of gold produced for fiscal years ended 2011 through 2013 on a mine-by-mine basis, computed after deducting by-product metal revenues. We understand your desire to convey the notion that sales of by-products offset part of your costs.  However, to supplement your existing disclosure, please provide draft disclosure of the following information to be included in future filings:

•      A measure presenting cash costs per ounce of gold produced before adjusting for by-product metal revenues;

•      Transparent line item captions, i.e., cash costs per ounce of gold produced before by-product metal revenue and cash costs per ounce of gold produced net of by-product metal revenues;

•      Description of the reasons why certain metals are considered by-products if the amount of by-product credits is material.

Company Response:

Please find the portion of the Company’s Management’s Discussion and Analysis for the Year Ended December 31, 2013 (“MD&A”) under the caption “Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne” reproduced in Appendix A to this letter with draft disclosure reflecting:

•      Total cash costs per ounce of gold produced disclosed on both a co-product basis (before by-product metal revenues) and by-product basis (deducting by-product metal revenues from production costs), using transparent line item captions; and

•      A description of the Company’s rationale behind its treatment of by-product metals for the purpose of calculating total cash costs per ounce of gold produced on a by-product basis.

The draft disclosure is set out in Appendix A using strikethrough/underlining to highlight the changes made. The Company intends to include similar disclosure in its future filings beginning in the second quarter of 2014.

2.             You state total cash costs per ounce of gold produced in 2013 was $672 on page 1 and include analysis on page 9 of total production costs by category in which you compare cash costs per ounce of gold produced on a mine-by-mine basis.  You also state all-in sustaining costs per ounce of gold produced was $952 on page 41. Please update these disclosures to supplement your existing disclosure to include cash costs per ounce of gold produced before by-product metal revenues. Please provide draft disclosure to be included in future filings.

Company Response

Please find the portions of the Company’s MD&A referenced above reproduced in Appendix B to this letter with draft disclosure reflecting:

•      Total cash costs per ounce of gold produced disclosed on both a co-product basis (before by-product metal revenues) and by-product basis (deducting by-product metal revenues from production costs), using transparent line item captions; and

•      All-in sustaining costs per ounce of gold produced disclosed on a co-product basis (before by-product metal revenues) and by-product basis (deducting by-product metal revenues from production costs), using transparent line item captions.

The draft disclosure is set out in Appendix B using strikethrough/underlining to highlight the changes made. The Company intends to include similar disclosure in its future filings beginning in the second quarter of 2014.

Five Year Financial and Operating Summary, page 48

3.             In future filings, please revise your total cash cost per ounce of gold produced for each mine in your five year financial and operating summary to disclose total cash cost per ounce of gold produced, net of by-products. Please revise the footnotes to the table, if necessary. Please provide draft disclosure to be included in future filings.

Company Response

Please find the portion of the Company’s MD&A under the caption “Five Year Financial and Operating Summary” reproduced in Appendix C to this letter with draft disclosure reflecting:

•      Total cash costs per ounce of gold produced disclosed on both a co-product basis (before by-product metal revenues) and by-product basis (deducting by-product metal revenues from production costs), using transparent line item captions.

The draft disclosure is set out in Appendix C using strikethrough/underlining to highlight the changes made. The Company intends to include similar disclosure in its future filings beginning in the second quarter of 2014.

Closing Comments

The Company acknowledges that:

(i)    the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

(ii)   Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

(iii)  the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the contents of this letter, please do not hesitate to contact me at (416) 847-3710.

Yours very truly,

/s/ David Smith
David Smith
Senior Vice President, Finance and
Chief Financial Officer

cc:           Myra Moosariparambil
Joanna Lam
  Securities and Exchange Commission

Sean Boyd, Vice-Chairman, President, and Chief Executive Officer

  Agnico Eagle Mines Limited

Appendix A

Draft Disclosure for Total Cash Costs per Ounce of Gold Produced
(Based on the Company’s MD&A for the Year Ended December 31, 2013)

The Company believes that total cash costs per ounce of gold produced and minesite costs per tonne are realistic indicators of operating performance and are useful in allowing year over year comparisons. However, both of these non—US GAAP generally accepted industry measures should be considered together with other data prepared in accordance with US GAAP. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.

Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) and comprehensive income (loss) for ~~byproduct~~by-product revenues, unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. Total cash costs per ounce of gold produced is intended to provide ~~investors with~~ information about the cash generating capabilities of the Company’s mining operations. Management also uses ~~this measure~~these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using ~~this~~the total cash cost per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that ~~this~~these per ounce ~~measure~~measures of performance can be ~~impacted~~affected by fluctuations in ~~byproduct metal prices and~~ exchange rates~~.~~ and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using ~~this measure~~these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating ~~metal prices and~~ exchange rates and metal prices.

Agnico Eagle’s primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process.  Accordingly, all metals other than gold are considered by-products.

Total cash costs per ounce of gold produced is presented on a by-product basis because (i) the majority of our revenues are gold revenues, (ii) we mine ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all of our costs to revenues from the gold, silver, zinc, copper and other metals we produce and (iv) it is the method used by our management and the Board to monitor operations.

Minesite costs per tonne is calculated by adjusting production costs as shown in the consolidated statements of income (loss) and comprehensive income (loss) for unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in ~~byproduct~~by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations. Management is aware that this per tonne measure of performance can be impacted by fluctuations in production levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with US GAAP.

The Company reports total cash costs per ounce of gold produced and minesite costs per tonne using a common industry practice of deferring certain stripping costs that can be attributed to future production. The purpose of adjusting for these stripping costs is to enhance the comparability of total cash costs per ounce of gold produced and minesite costs per tonne to the Company’s peers within the mining industry.

The following tables provide a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs as presented in the consolidated statements of income (loss) and comprehensive income (loss) in accordance with US GAAP.

[Note — Total Production Costs by Mine table has been excluded from this Appendix as it is not affected by the proposed changes to disclosure.]

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced(iii) by Mine

LaRonde Mine - Total Cash Costs per Ounce of Gold Produced(iii)

	Year Ended	Year Ended	Year Ended
(thousands of United States dollars, except as noted)	December 31, 2013	December 31, 2012	December 31, 2011
Production costs	$229,911	$225,647	$209,947
Adjustments:
~~Byproduct metal revenues, net of smelting, refining and marketing charges~~	~~(82,057 )~~	~~(131,750 )~~	~~(194,000 )~~
Inventory and other adjustments(iv)	~~(7,123)~~28,324	~~107~~52,121	~~(2,309)~~64,728
Non-cash reclamation provision	(2,122)	(2,422)	(4,062)
Cash operating costs (co-product basis)	$ ~~138,609~~256,113	$ ~~91,582~~275,346	$ ~~9,576~~270,613
By-product metal revenues	(117,504)	(183,764)	(261,037)
Cash operating costs (by-product basis)	$138,609	$91,582	$9,576
Gold production (ounces)	181,781	160,875	124,173
Total cash costs per ounce of gold produced ($ per ounce)(iii):	~~$ 763~~	~~$ 569~~	~~$ 77~~
Co-product basis	$1,409	$1,712	$2,179
By-product basis	$763	$569	$77

Lapa Mine - Total Cash Costs per Ounce of Gold Produced(iii)

	Year Ended	Year Ended	Year Ended
(thousands of United States dollars, except as noted)	December 31, 2013	December 31, 2012	December 31, 2011
Production costs	$69,532	$73,376	$68,599
Adjustments:
~~Byproduct metal revenues, net of smelting, refining and marketing charges~~	~~376~~	~~513~~	~~663~~
Inventory and other adjustments(iv)	~~(1,504)~~(1,106)	~~(71)~~526	~~631~~1,422
Non-cash reclamation provision	(67)	191	(348)
Cash operating costs (co-product basis)	$ ~~68,337~~68,359	$ ~~74,009~~74,093	$ ~~69,545~~69,673
By-product metal revenues	(22)	(84)	(128)
Cash operating costs (by-product basis)	68,337	74,009	69,545
Gold production (ounces)	100,730	106,191	107,068
Total cash costs per ounce of gold produced ($ per ounce)(iii)	~~$ 678~~	~~$ 697~~	~~$ 650~~
Co-product basis	$679	$698	$651
By-product basis	$678	$697	$650

Goldex Mine - Total Cash Costs per Ounce of Gold Produced(iii)(v)

	Year Ended	Year Ended	Year Ended
(thousands of United States dollars, except as noted)	December 31, 2013	December 31, 2012	December 31, 2011
Production costs	$13,172	$—	$56,939
Adjustments:
~~Byproduct metal revenues, net of smelting, refining and marketing charges~~	~~26~~	~~—~~	~~395~~
Inventory and other adjustments(iv)	~~1,896~~1,925	—	~~(2,778)~~(2,340)
Non-cash reclamation provision	—	—	(173)
Cash operating costs (co-production basis)	$ ~~15,094~~15,097	$—	$ ~~54,383~~54,426
By-product metal revenues	(3)		(43)
Cash operating costs (by-product basis)	15,094		54,383
Gold production (ounces)	19,305	—	135,478
Total cash costs per ounce of gold produced ($ per ounce)(iii)	$ ~~782~~	$ ~~—~~	$ ~~401~~
Co-product basis	$782	$—	$402
By-product basis	$782	$—	$401

Meadowbank Mine - Total Cash Costs per Ounce of Gold Produced(iii)

	Year Ended	Year Ended	Year Ended
(thousands of United States dollars, except as noted)	December 31, 2013	December 31, 2012	December 31, 2011
Production costs	$363,894	$347,710	$284,502
Adjustments:
~~Byproduct metal revenues, net of smelting, refining and marketing charges~~	~~(1,471 )~~	~~(1,651 )~~	~~(546 )~~
Inventory and other adjustments(iv)	(~~5,471)~~(4,599)	~~4,582~~5,688	(~~1,670)~~(105)
Non-cash reclamation provision	(1,538)	(1,611)	(1,679)
Stripping costs(vi)	(22,305)	(14,806)	(9,746)
Cash operating costs (co-production basis)	$ ~~333,109~~335,452	$ ~~334,224~~336,981	$ ~~270,861~~272,972
By-product metal revenues	(2,343)	(2,757)	(2,111)
Cash operating costs (by-product basis)	333,109	334,224	270,861
Gold production (ounces)	430,613	366,030	270,801
Total cash costs per ounce of gold produced ($ per ounce)(iii)	$ ~~774~~	$ ~~913~~	$ ~~1,000~~
Co-product basis	$779	$921	$1,008
By-product basis	$774	$913	$1,000

Kittila Mine - Total Cash Costs per Ounce of Gold Produced(i)(iii)

	Year Ended	Year Ended	Year Ended
(thousands of United States dollars, except as noted)	December 31, 2013	December 31, 2012	December 31, 2011
Production costs	$80,287	$98,037	$110,477
Adjustments:
~~Byproduct metal revenues, net of smelting, refining and marketing charges~~	~~281~~	~~391~~	~~152~~
Inventory and other adjustments(iv)	~~4,561~~4,967	~~1,564~~2,178	(~~1,267)~~(815)
Non-cash reclamation provision	(435)	(551)	(206)
Stripping costs(v)	—	—	(3,018)
Cash operating costs (co-production basis)	$ ~~84,694~~84,819	$ ~~99,441~~99,664	$ ~~106,138~~106,438
By-product metal revenues	(125)	(223)	(300)
Cash operating costs (by-product basis)	84,694	99,441	106,138
Gold production (ounces)	141,032	175,878	143,560
Total cash costs per ounce of gold produced ($ per ounce)(iii)	$ ~~601~~	$ ~~565~~	$ ~~739~~
Co-product basis	$601	$567	$741
By-product basis	$601	$565	$739

Pinos Altos Mine - Total Cash Costs per Ounce of Gold Produced(iii)

	Year Ended	Year Ended	Year Ended
(thousands of United States dollars, except as noted)	December 31, 2013	December 31, 2012	December 31, 2011
Production costs	$130,129	$128,618	$131,044
Adjustments:
~~Byproduct metal revenues, net of smelting, refining and marketing charges~~	~~(48,417 )~~	~~(67,720 )~~	~~(60,091 )~~
Inventory and other adjustments(iv)	~~(884)~~2,472	~~2,718~~5,055	~~1,420~~3,279
Non-cash reclamation provision	(297)	(205)	(907)
Stripping costs(vi)	(5,581)	(12,762)	(24,260)
Cash operating costs (co-production basis)	$ ~~74,950~~126,723	$ ~~50,649~~120,706	$ ~~47,206~~109,156
By-product metal revenues	(51,773)	(70,057)	(61,950)
Cash operating costs (by-product basis)	74,950	50,649	47,206
Gold production (ounces)	181,773	183,662	166,158
Total cash costs per ounce of gold produced ($ per ounce)(iii)	$ ~~412~~	$ ~~276~~	$ ~~284~~
Co-product basis	$697	$657	$657
By-product basis	$412	$276	$284

Creston Mascota deposit at Pinos Altos - Total Cash Costs per Ounce of Gold Produced(ii)(iii)

	Year Ended	Year Ended	Year Ended
(thousands of United States dollars, except as noted)	December 31, 2013	December 31, 2012	December 31, 2011
Production costs	$16,726	$17,885	$14,570
Adjustments:
~~Byproduct metal revenues, net of smelting, refining and marketing charges~~	~~(520 )~~	~~(1,758 )~~	~~(562 )~~
Inventory and other adjustments(iv)	~~517~~792	~~(60)~~326	~~451~~686
Non-cash reclamation provision	(108)	(559)	(465)
Stripping costs(vi)	(1,052)	—	—
Cash operating costs (co-production basis)	$ ~~15,563~~16,358	$ ~~15,508~~17,652	$ ~~13,994~~14,791
By-product metal revenues	(795)	(2,144)	(797)
Cash operating costs (by-product basis)	15,563	15,508	13,994
Gold production (ounces)	32,120	47,615	38,222
Total cash costs per ounce of gold produced ($ per ounce)(iii)	$ ~~485~~	$ ~~326~~	$ ~~366~~
Co-product basis	$509	$371	$387
By-product basis	$485	$326	$366

[Note — Reconciliation of Production Costs to Minesite Costs per Tonne by Mine tables have been excluded from this Appendix as they are not affected by the proposed changes to disclosure.]

Notes:

(i)            Excludes the Kittila mine’s results for the second quarter of 2013. Due to an extended maintenance shutdown, the Kittila mine only operated for 14 days during the second quarter of 2013. The Kittila mine incurred $18,159,000 in production costs during the second quarter of 2013, which were excluded from the calculation of total cash costs per ounce of gold produced and minesite costs per tonne.

(ii)           Excludes results from the Creston Mascota deposit at Pinos Altos for the first quarter of 2013 and the fourth quarter of 2012 due to an unexpected movement of leached ore at the Phase One leach pad, resulting in the temporary suspension of active leaching between October 1, 2012 and March 13, 2013. The Creston Mascota deposit at Pinos Altos incurred $3,117,000 and $6,439,000 in production costs during the first quarter of 2013 and the fourth quarter of 2012, respectively, which were excluded from the calculation of total cash costs per ounce of gold produced and minesite costs per tonne.

(iii)          Total cash costs per ounce of gold produced is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. ~~This measure~~Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) ~~for byproduct~~and comprehensive income (loss) for by-product metal revenues, unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.The Company believes that ~~this~~these generally accepted industry ~~measure is~~ measures provide a realistic indication of operating performance and ~~is a~~provide useful comparison ~~point~~points between periods. Total cash costs per ounce of gold produced is intended to provide ~~investors with~~ information about the cash generating capabilities of the ~~Company’s~~Company’s mining operations. Management also uses ~~this measure~~these measures to monitor the performance of the ~~Company’s~~Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using ~~this~~the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a ~~mine’s~~mine’s cash generating capabilities at various gold prices. Management is aware that ~~this~~these per ounce ~~measure~~measures of performance can be ~~impacted~~affected by fluctuations in ~~byproduct metal prices and~~ exchange rates~~.~~ and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using ~~this measure~~these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iv)          Under the ~~Company’s~~Company’s revenue recognition policy, revenue is recognized on concentrates when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, ~~this~~an inventory adjustment ~~reflects~~is made to reflect the sales margin on the portion of concentrate production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(v)           Excludes the Goldex ~~mine’s~~mine’s results for the third quarter of 2013. Initial non-commercial payable gold production of 1,505 ounces was achieved at the Goldex ~~mine’s~~mine’s M and E Zones during the third quarter of 2013. 2011 results relate to the Goldex ~~mine’s~~mine’s GEZ prior to the indefinite suspension of operations there on October 19, 2011 due to geotechnical concerns.

(vi)          The Company reports total cash costs per ounce of gold produced and minesite costs per tonne using a common industry practice of deferring certain stripping costs that can be attributed to future production. The purpose of adjusting for these stripping costs is to enhance the comparability of total cash costs per ounce of gold produced and minesite costs per tonne to the Company’s peers within the mining industry.

(vii)         Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as shown in the consolidated statements of income (loss) for unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in ~~byproduct~~by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with US GAAP.

(viii)        This inventory adjustment reflects production costs associated with unsold concentrates.

Appendix B

Draft Disclosure for Certain Portions of the Company’s MD&A
(Based on the Company’s MD&A for the Year Ended December 31, 2013)

(Page 1 of MD&A)

Executive Summary

In 2013, Agnico Eagle recorded total cash costs per ounce of gold produced of $672 on a by-product basis and $831 on a co-product basis while payable gold production ~~of~~amounted to 1,099,335 ounces. The average realized price of gold decreased by 18.1% from $1,667 per ounce in 2012 to $1,366 per ounce in 2013. Throughout its 42-year history, Agnico ~~Eagle’s~~Eagle’s policy has been not to sell forward its future gold production.

Key Results

•      Total cash costs per ounce of gold produced in 2013 of $672 on a by-product basis and $831 on a co-product basis.

•      All-in sustaining costs per ounce of gold produced in 2013 of $952 ~~in 2013~~on a by-product basis and $1,111 on a co-product basis.

(Page 9 of MD&A)

Total Production Costs by Category

Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) and comprehensive income (loss) for by-product revenues, unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

Total cash costs per ounce of gold produced on a by-product basis, representing the weighted average of all of the Company’s producing mines, increased to $672 in 2013 compared with $640 in 2012 and $580 in 2011. Total cash costs per ounce of gold produced on a co-product basis decreased to $831 in 2013 compared with $889 in 2012 and $911 in 2011.

At the LaRonde mine, total cash costs per ounce of gold produced on a by-product basis increased from $569 in 2012 to $763 in 2013 due primarily to significantly lower ~~net byproduct~~by-product revenue as the mine transitions to ore sourced from lower levels, partially offset by a 13.0% increase in gold production. Total cash costs per ounce of gold produced on a co-product basis decreased to $1,409 in 2013 compared with $1,712 in 2012, reflecting the increase in gold production noted above.

At the Lapa mine, total cash costs per ounce of gold produced on a by-product basis decreased from $697 in 2012 to $678 in 2013 due to decreases in mining, underground service and mill expenses, partially offset by a 5.1% decrease in gold production. Total cash costs per ounce of gold produced on a co-product basis decreased to $679 in 2013 compared with $698 in 2012 as a result of the same factors as noted above.

Total cash costs per ounce of gold produced on a by-product basis at the Goldex mine were $782 in 2013 during the period of commercial production at the M and E Zones. Mining operations in the GEZ were suspended indefinitely on October 19, 2011. Total cash costs per ounce of gold produced on a co-product basis for the period of commercial production in 2013 were $782.

At the Meadowbank mine, total cash costs per ounce of gold produced on a by-product basis decreased from $913 in 2012 to $774 in 2013 due primarily to a 17.6% increase in gold production, process plant and mining cost reductions and an increase in deferred stripping credits. Total cash costs per ounce of gold produced on a co-product basis decreased to $779 in 2013 compared with $921 in 2012 as a result of the same factors as noted above.

At the Kittila mine, total cash costs per ounce of gold produced on a by-product basis increased from $565 in 2012 to $601 in 2013 due primarily to a 16.7% decrease in gold production and higher costs associated with the transition to underground mining in 2013. Total cash costs per ounce of gold produced on a co-product basis increased to $601 in 2013 compared with $567 in 2012 as a result of the same factors as noted above.

Total cash costs per ounce of gold produced on a by-product basis at the Pinos Altos mine increased from $276 in 2012 to $412 in 2013 due primarily to significantly lower ~~net byproduct~~by-product revenue and deferred stripping credits. Total cash costs per ounce of gold produced on a co-product basis increased to $697 in 2013 compared with $657 in 2012, which was due primarily to the effect of lower deferred stripping credits.

Total cash costs per ounce of gold produced on a by-product basis at the Creston Mascota deposit at Pinos Altos increased from $326 in 2012 to $485 in 2013 due primarily to a 33.5% decrease in gold production between periods resulting from the temporary suspension of active leaching between October 1, 2012 and March 13, 2013. Total cash costs per ounce of gold produced on a co-product basis increased to $509 in 2013 compared with $371 in 2012, as a result of the temporary suspension of active leaching described above.

(Page 41 of MD&A)

All-in Sustaining Costs per Ounce of Gold Produced

All-in sustaining costs per ounce of gold produced, calculated beginning in 2013, is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this measure provides a realistic indicator of operating performance. However, this non-US GAAP measure should be considered together with other data prepared in accordance with US GAAP as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.

The following table provides a reconciliation of production costs to all-in sustaining costs per ounce of gold produced for 2013~~.~~ on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues).

The following table provides a reconciliation of production costs to all-in sustaining costs per ounce of gold produced for 2013 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues).

(United States dollars per ounce of gold produced, except where noted)	Year Ended December 31, 2013

Production costs per the consolidated statements of income (loss) (thousands of United States dollars)	$924,927
Adjusted production costs (thousands of United States dollars)(i)(ii)	$903,651
Adjusted gold production (ounces)(i)(ii)(iii)	1,087,354
Adjusted production costs(i)(ii)(iii)	$831
Adjustments:
~~By-product metal revenues, net of smelting, refining and marketing charges~~	~~(121 )~~
Inventory and other adjustments(iv)	~~(7)~~31
Non-cash reclamation provision	(4)
Stripping costs(v)	(27)
Total cash costs per ounce of gold produced (co-product basis)(vi)	~~672~~831
By-product metal revenues	(159)
Total cash costs per ounce of gold produced (by-product basis)(vi)	672
Adjustments:
Sustaining capital expenditures	184
Exploration and corporate development expenses (excluding greenfield exploration)	14
General and administrative expenses (net of stock options)	82
All-in sustaining costs per ounce of gold produced (by-product basis)	$952
By-product metal revenues	159
All-in sustaining costs per ounce of gold produced (co-product basis)	$1,111

Notes:

(i)            Excludes the Kittila ~~mine’s~~mine’s results for the second quarter of 2013. Due to an extended maintenance shutdown, the Kittila mine only operated for 14 days during the second quarter of 2013. The Kittila mine incurred $18,159,000 in production costs and produced 5,389 ounces of gold during the second quarter of 2013, which was excluded from the calculation of total cash costs per ounce of gold produced.

(ii)           Excludes results from the Creston Mascota deposit at Pinos Altos for the first quarter of 2013 due to the temporary suspension of active leaching between October 1, 2012 and March 13, 2013 as a result of an unexpected movement of leached ore at the Phase One leach pad. The Creston Mascota deposit at Pinos Altos incurred $3,117,000 in production costs and produced 1,907 ounces of gold during the first quarter of 2013, which was excluded from the calculation of total cash costs per ounce of gold produced.

(iii)          Excludes the Goldex ~~mine’s~~mine’s results for the third quarter of 2013 and the La India ~~project’s~~project’s results for the fourth quarter of 2013. Initial non-commercial payable gold production of 1,505 ounces was achieved at the Goldex ~~mine’s~~mine’s M and E Zones during the third quarter of 2013. Initial non-commercial payable gold production of 3,180 ounces was achieved at the La India project during the fourth quarter of 2013.

(iv)          Under the ~~Company’s~~Company’s revenue recognition policy, revenue is recognized on concentrates when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, ~~this~~an inventory adjustment ~~reflects~~is made to reflect the sales margin on the portion of concentrate production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(v)           The Company reports total cash costs per ounce of gold produced using a common industry practice of deferring certain stripping costs that can be attributed to future production. The purpose of adjusting for these stripping costs is to enhance the comparability of total cash costs per ounce of gold produced to the ~~Company’s~~Company’s peers within the mining industry.

(vi)          Total cash costs per ounce of gold produced is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. ~~This measure~~Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) and comprehensive income (loss) for ~~byproduct~~by-product metal revenues, unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that ~~this~~these generally accepted industry ~~measure is~~ measures provide a realistic indication of operating performance and ~~is a~~provide useful comparison ~~point~~points between periods. Total cash costs per ounce of gold produced is intended to provide ~~investors with~~ information about the cash generating capabilities of the ~~Company’s~~Company’s mining operations. Management also uses ~~this measure~~these measures to monitor the performance of the ~~Company’s~~Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using ~~this~~the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a ~~mine’s~~mine’s cash generating capabilities at various gold prices. Management is aware that ~~this~~these per ounce ~~measure~~measures of performance can be ~~impacted~~affected by fluctuations in ~~byproduct metal prices and~~ exchange rates~~.~~ and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using ~~this measure~~these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

Appendix C

Draft Disclosure for Five Year Financial and Operating Summary
(Based on the Company’s MD&A for the Year Ended December 31, 2013)

[Note — Financial Summary table has been excluded from this Appendix as it is not affected by the proposed changes to disclosure.]

Operating Summary

		2013			2012			2011			2010			2009
LaRonde mine
Revenues from mining operations		$329,900			$399,243			$398,609			$392,386			$352,221
Production costs		229,911			225,647			209,947			189,146			164,221
Operating margin		$99,989			$173,596			$188,662			$203,240			$188,000
Amortization of property, plant and mine development		60,595			47,912			31,089			30,404			28,392
Gross profit		$39,394			$125,684			$157,573			$172,836			$159,608
Tonnes of ore milled		2,319,132			2,358,499			2,406,342			2,592,252			2,545,831
Gold — grams per tonne		2.63			2.36			1.79			2.17			2.75
Gold production — ounces		181,781			160,875			124,173			162,806			203,494
Silver production — thousands of ounces		2,102			2,244			3,169			3,581			3,919
Zinc production — tonnes		19,814			38,637			54,894			62,544			56,186
Copper production — tonnes		4,835			4,126			3,216			4,224			6,671
Total cash costs per ounce of gold produced ($ per ounce basis):
Production costs		$1,265			$1,403			$1,691			$1,162			$807
Adjustments:
~~By-product metal revenues, net of smelting, refining and marketing charges~~ 		~~(451~~	~~)~~		~~(819~~	~~)~~		~~(1,562~~	~~)~~		~~(1,180~~	~~)~~		~~(699~~	~~)~~
Inventory and other adjustments(i)		~~(39)~~156			~~1~~325			~~(19)~~521			~~19~~416			~~1~~335
Non-cash reclamation provision	(12)			(16)			(33)			(8)			(6)
Total cash costs per ounce of gold produced (co-product basis)(ii)		$ ~~763~~1,409			$ ~~569~~1,712			$ ~~77~~2,179			$ ~~(7)~~1,570			$ ~~103~~1,136
By-product metal revenues	(646)			(1,143)			(2,102)			(1,577)			(1,033)
Total cash costs per ounce of gold produced (by-product basis)(ii)		$763			$569			$77		$(7)				$103
Minesite costs per tonne(iii)	C$	99		C$	95		C$	84		C$	75		C$	72

Lapa mine
Revenues from mining operations		$141,167		$173,753		$167,536		$150,917		$43,409
Production costs		69,532		73,376		68,599		66,199		33,472
Operating margin		$71,635		$100,377		$98,937		$84,718		$9,937
Amortization of property, plant and mine development		44,031		42,216		37,954		31,986		9,906
Gross profit		$27,604		$58,161		$60,983		$52,732		$31
Tonnes of ore milled		640,422		640,306		620,712		551,739		299,430
Gold — grams per tonne		6.06		6.48		6.62		8.26		7.29
Gold production — ounces		100,730		106,191		107,068		117,456		52,602
Total cash costs per ounce of gold produced ($ per ounce basis):
Production costs		$690		$691		$641		$564		$636
Adjustments:
~~By-product metal revenues, net of smelting, refining and marketing charges~~ 		~~4~~		~~5~~		~~6~~		~~5~~		~~—~~
Inventory and other adjustments(i)	(~~15)~~(10)			~~(1)~~5		~~6~~13	(~~40)~~(35)			115
Non-cash reclamation provision	(1)			2	(3)			—		—
Total cash costs per ounce of gold produced (co-product basis)(ii)		$ ~~678~~679		$ ~~697~~698		$ ~~650~~651		$ ~~529~~529		$751
By-product metal revenues	(1)		(1)		(1)			—		—
Total cash costs per ounce of gold produced (by-product basis)(ii)		$678		$697		$650		$529		$751
Minesite costs per tonne(iii)	C$	110	C$	115	C$	110	C$	114	C$	140

		2013		2012		2011		2010		2009
Goldex mine
Revenues from mining operations		$21,418		$—		$217,662		$225,090		$142,493
Production costs		13,172		—		56,939		61,561		54,342
Operating margin		$8,246		$—		$160,723		$163,529		$88,151
Amortization of property, plant and mine development		1,208		—		16,910		21,428		21,716
Gross profit		$7,038		$—		$143,813		$142,101		$66,435
Tonnes of ore milled		527,654		—		2,476,515		2,781,564		2,614,645
Gold — grams per tonne		1.35		—		1.79		2.21		1.98
Gold production — ounces		20,810		—		135,478		184,386		148,849
Total cash costs per ounce of gold produced ($ per ounce basis):(iv)
Production costs		$682		$—		$420		$333		$365
Adjustments:
~~By-product metal revenues, net of smelting, refining and marketing charges~~ 		~~2~~		~~—~~		~~3~~		~~4~~		~~—~~
Inventory and other adjustments(i)		~~98~~100		—	(~~21)~~(17)			~~(1)~~3		3
Non-cash reclamation provision		—		—	(1)		(1)		(1)
Total cash costs per ounce of gold produced (co-product basis)(ii)		$782		$—		$ ~~401~~402		$335		$367
By-product metal revenues		—		—	(1)			—		—
Total cash costs per ounce of gold produced (by-product basis)(ii)		$782		$—		$401		$335		$367
Minesite costs per tonne(iii)(iv)	C$	32	C$	—	C$	21	C$	22	C$	23

Meadowbank mine
Revenues from mining operations		$591,473			$609,625			$434,051			$318,351			$—
Production costs		363,894			347,710			284,502			182,533			—
Operating margin		$227,579			$261,915			$149,549			$135,818			$—
Amortization of property, plant and mine development		120,348			114,114			112,624			55,604			—
Gross profit		$107,231			$147,801			$36,925			$80,214			$—
Tonnes of ore milled		4,142,840			3,820,911			2,977,722			2,000,792			—
Gold — grams per tonne		3.43			3.17			3.02			4.34			—
Gold production — ounces		430,613			366,030			270,801			265,659			—
Silver production — thousands of ounces		100			91			60			46			—
Total cash costs per ounce of gold produced ($ per ounce basis):
Production costs		$845			$950			$1,051			$690			$—
Adjustments:
~~By-product metal revenues, net of smelting, refining and marketing charges~~ 		~~(2~~	~~)~~		~~(5~~	~~)~~		~~(2~~	~~)~~		~~(2~~	~~)~~		~~—~~
Inventory and other adjustments(i)	(~~13)~~(10)				~~13~~16			~~(6)~~—			~~26~~27			—
Non-cash reclamation provision	(4)			(4)			(7)			(5)				—
Stripping costs(v)	(52)			(41)			(36)			(16)				—
Total cash costs per ounce of gold produced (co-product basis)(ii)		$ ~~774~~779			$ ~~913~~921			$ ~~1,000~~1,008			$ ~~693~~696			$—
By-product metal revenues	(5)			(8)			(8)			(3)				—
Total cash costs per ounce of gold produced (by-product basis)(ii)		$774			$913			$1,000			$693			$—
Minesite costs per tonne(iii)(v)	C$	83		C$	88		C$	91		C$	95		C$	—

	2013	2012	2011	2010	2009
Kittila mine
Revenues from mining operations	$209,723	$284,429	$225,612	$160,140	$61,457
Production costs	98,446	98,037	110,477	87,740	42,464
Operating margin	$111,277	$186,392	$115,135	$72,400	$18,993
Amortization of property, plant and mine development	27,410	30,091	26,574	31,488	10,909
Gross profit	$83,867	$156,301	$88,561	$40,912	$8,084
Tonnes of ore milled	934,224	1,090,365	1,030,764	960,365	563,238
Gold — grams per tonne	5.40	5.68	5.11	5.41	5.02
Gold production — ounces	146,421	175,878	143,560	126,205	71,838
Silver production — thousands of ounces	6	—	—	—	—
Total cash costs per ounce of gold produced ($ per ounce basis):(vi)
Production costs	$569	$557	$770	$695	$648
Adjustments:
~~By-product metal revenues, net of smelting, refining and marketing charges~~ 	~~3~~	~~2~~	~~1~~	~~2~~	~~—~~
Inventory and other adjustments(i)	~~32~~35	~~9~~13	(~~10)~~(7)	(~~38)~~(35)	24
Non-cash reclamation provision	(3)	(3)	(1)	(2)	(4)
Stripping costs(v)	—	—	(21)	—	—
Total cash costs per ounce of gold produced (co-product basis)(ii)	$601	$ ~~565~~567	$ ~~739~~741	$ ~~657~~658	$668
By-product metal revenues	—	(2)	(2)	(1)	—
Total cash costs per ounce of gold produced (by-product basis)(ii)	$601	$565	$739	$657	$668
Minesite costs per tonne (Euros)(iii)(v)(vi)	73	69	75	66	54

Pinos Altos mine
Revenues from mining operations	$303,203	$363,113	$321,074	$175,637	$14,182
Production costs	130,129	128,618	131,044	90,293	11,819
Operating margin	$173,074	$234,495	$190,030	$85,344	$2,363
Amortization of property, plant and mine development	35,268	31,051	31,387	21,577	1,524
Gross profit	$137,806	$203,444	$158,643	$63,767	$839
Tonnes of ore milled	2,725,703	2,862,309	2,955,844	2,318,266	227,394
Gold — grams per tonne	2.20	2.17	1.95	1.95	1.08
Gold production — ounces	181,773	183,662	166,158	130,431	16,189
Silver production — thousands of ounces	2,366	2,237	1,824	1,185	116
Total cash costs per ounce of gold produced ($ per ounce basis):
Production costs	$716	$700	$789	$692	$1,227
Adjustments:
~~By-product metal revenues, net of smelting, refining and marketing charges~~ 	~~(266 )~~	~~(369 )~~	~~(362 )~~	~~(192 )~~	~~(65 )~~
Inventory and other adjustments(i)	~~(5)~~14	~~15~~27	~~8~~19	~~22~~32	(556)
Non-cash reclamation provision	(2)	(1)	(5)	(6)	(10)
Stripping costs(v)	(31)	(69)	(146)	(91)	—
Total cash costs per ounce of gold produced (co-product basis)(ii)	$ ~~412~~697	$ ~~276~~657	$ ~~284~~657	$ ~~425~~627	$ ~~596~~661
By-product metal revenues	(285)	(381)	(373)	(202)	(65)
Total cash costs per ounce of gold produced (by-product basis)(ii)	$412	$276	$284	$425	$596
Minesite costs per tonne(iii)(v)	$45	$41	$36	$35	$28

	2013	2012	2011	2010	2009
Creston Mascota deposit at Pinos Altos
Revenues from mining operations	$41,522	$87,551	$57,255	$—	$—
Production costs	19,843	24,324	14,570	—	—
Operating margin	$21,679	$63,227	$42,685	$—	$—
Amortization of property, plant and mine development	7,218	6,477	5,602	—	—
Gross profit	$14,461	$56,750	$37,083	$—	$—
Tonnes of ore processed	1,276,159	1,532,364	1,553,563	—	—
Gold — grams per tonne	1.43	1.74	1.51	—	—
Gold production — ounces	34,027	51,175	38,222	—	—
Silver production — thousands of ounces	46	74	27	—	—
Total cash costs per ounce of gold produced ($ per ounce basis):(vii)
Production costs	$521	$376	$381	$—	$—
Adjustments:
~~By-product metal revenues, net of smelting, refining and marketing charges~~ 	~~(16 )~~	~~(37 )~~	~~(15 )~~	~~—~~	~~—~~
Inventory and other adjustments(i)	~~16~~24	~~(1)~~7	~~12~~18	—	—
Non-cash reclamation provision	(3)	(12)	(12)	—	—
Stripping costs(v)	(33)	—	—	—	—
Total cash costs per ounce of gold produced (co-product basis)(ii)	$ ~~485~~509	$ ~~326~~371	$ ~~366~~387	$—	$—
By-product metal revenues	(24)	(45)	(21)	—	—
Total cash costs per ounce of gold produced (by-product basis)(ii)	$485	$326	$366	$—	$—
Minesite costs per tonne(iii)(v)(vii)	$16	$12	$9	$—	$—

Notes:

(i)            Under the ~~Company’s~~Company’s revenue recognition policy, revenue is recognized on concentrates when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, ~~this~~an inventory adjustment ~~reflects~~is made to reflect the sales margin on the portion of concentrate production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(ii)           Total cash costs per ounce of gold produced is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. ~~This measure~~Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) ~~for byproduct~~and comprehensive income (loss) for by-product metal revenues, unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that ~~this~~these generally accepted industry ~~measure is~~ measures provide a realistic indication of operating performance and ~~is a~~provide useful comparison ~~point~~points between periods. Total cash costs per ounce of gold produced is intended to provide ~~investors with~~ information about the cash generating capabilities of the ~~Company’s~~Company’s mining operations. Management also uses ~~this measure~~these measures to monitor the performance of the ~~Company’s~~Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using ~~this~~the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a ~~mine’s~~mine’s cash generating capabilities at various gold prices. Management is aware that ~~this~~these per ounce ~~measure~~measures of performance can be ~~impacted~~affected by fluctuations in ~~byproduct metal prices and~~ exchange rates~~.~~ and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using ~~this measure~~these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)          Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as shown in the consolidated statements of income (loss) for unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in ~~byproduct~~by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with US GAAP.

(iv)          Excludes the Goldex ~~mine’s~~mine’s results for the third quarter of 2013. Initial non-commercial payable gold production of 1,505 ounces was achieved at the Goldex ~~mine’s~~mine’s M and E Zones during the third quarter of 2013. Results for 2009 through 2011 relate to the Goldex ~~mine’s~~mine’s GEZ prior to the indefinite suspension of operations there on October 19, 2011 due to geotechnical concerns.

(v)           The Company reports total cash costs per ounce of gold produced and minesite costs per tonne using a common industry practice of deferring certain stripping costs that can be attributed to future production. The purpose of adjusting for these stripping costs is to enhance the comparability of total cash costs per ounce of gold produced and minesite costs per tonne to the ~~Company’s~~Company’s peers within the mining industry.

(vi)          Excludes the Kittila ~~mine’s~~mine’s results for the second quarter of 2013. Due to an extended maintenance shutdown, the Kittila mine only operated for 14 days during the second quarter of 2013. The Kittila mine incurred $18,159,000 in production costs during the second quarter of 2013, which were excluded from the calculation of total cash costs per ounce of gold produced and minesite costs per tonne.

(vii)         Excludes results from the Creston Mascota deposit at Pinos Altos for the first quarter of 2013 and the fourth quarter of 2012 due to an unexpected movement of leached ore at the Phase One leach pad, resulting in the temporary suspension of active leaching between October 1, 2012 and March 13, 2013. The Creston Mascota deposit at Pinos Altos incurred $3,117,000 and $6,439,000 in production costs during the first quarter of 2013 and the fourth quarter of 2012, respectively, which were excluded from the calculation of total cash costs per ounce of gold produced and minesite costs per tonne~~.~~